

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2023

Jørn Husemoen
Chief Financial Officer
Crown LNG Holdings Ltd
3rd Floor, 44 Esplanade
St. Helier, Jersey
JE4 9WG

> **Re: Crown LNG Holdings Ltd**
> **Amendment No. 1 to the Registration Statement on Form F-4**
> **Filed December 6, 2023**
> **File No. 333-274832**

Dear Jørn Husemoen:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 27, 2023 letter.

Amendment No. 1 to the Registration Statement on Form F-4

Risk Factors
Our warrant agreement designates the courts of the State of New York or the United States District Court..., page 90

1. In response to comment 8 we note you added language in the last paragraph of this risk factor that if a warrant holder brings a claim against PubCo under the warrant agreement, the Securities Act or Exchange Act, or otherwise, such warrant holder may have difficulty pursuing its legal rights against PubCo in any United States courts having jurisdiction over any such claims. Please discuss if you intend this disclosure to be consistent with the section "Enforcement of Civil Liabilities" and if so, if you retain such disclosure, please revise to provide a cross reference to that section.

Background of the Business Combination, page 119

2. In response to comment 21 we note that you revised Crown's MD&A under "Commitments and Contractual Obligations" section on pages 258-259 to disclose that the Business Combination is not conditioned upon exercise of the "KGLNG Option" or the "GBTRON Option." You further state in your response letter that the Business Combination is conditioned upon, and the valuation of Crown includes, Crown's right to exercise such options subject to the provisions of the KGLNG Agreement and the GBTRON Agreement, not the exercise itself. However, it appears from disclosure throughout the "Background of the Business Combination" section that Crown's financial model, Crown's financial projections, the valuation of Crown and the Catcha Board's approval were based upon the proposed KGLNG Transaction and GBTRON Transaction. For example, you disclose that management proposed increasing "the pre-money valuation of Crown from between approximately $325 million and $350 million (as contemplated under the LOI with Crown) to approximately $600 million, primarily because the projected revenue and annual run-rate adjusted EBITDA attributable to Crown would increase over 100% after giving effect to the proposed KGLNG Transaction and GBTRON Transaction." In terms of the August 3, 2023 KGLNG Agreement, please revise to clarify if Crown's financial model, Crown's financial projections, the valuation of Crown and the Catcha Board's approval were based upon the KGLNG Agreement's (i) Grant of Future Payment Right and (ii) Grant of Option to buy 100% interest in KGLNG. If Crown only possesses (i) grant of future payment right under the KGLNG and (ii) right to exercise options to buy 100% interest in KGLNG and GBTRON, please also provide risk factor disclosure that addresses the risks that such options are not exercised and any attendant impact on the business of Crown, as well as a "Future Payment Termination Event" such as First Gas does not occur by January 1, 2030 (for any reason whatsoever) as disclosed in the KGLNG Agreement.

Material Tax Considerations, page 159

3. In response to prior comment 17, we note that you filed a tax opinion as Exhibit 8.1 in which Nelson Mullins provides that (i) it is their opinion that the Catcha Reorganization will qualify as a reorganization under Section 368(a)(1)(F) of the Code (an "F Reorganization") and (ii) confirms that the statements set forth under the section entitled "*Material Tax Considerations - Certain Material U.S. Federal Income Tax Considerations*" insofar as they address the material U.S. federal income tax considerations with respect to the Catcha Reorganization, and discuss matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, are its opinion. Accordingly, please revise your prospectus to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel and clearly identify and articulate the opinion being rendered. See Section III.B of Staff Legal Bulletin No. 19 (October 14, 2011) for more information.

Crown's Management's Discussion and Analysis of Financial Condition and Results of Operations
Cash Flow Summary, page 257

4.   Please revise the amounts presented for cash flows used in operating activities and cash flows provided by financing activities for the six months ended June 30, 2023 to agree with the amounts presented in your statements of cash flows. Revise the amounts of operating and financing cash flows discussed in your analysis of cash flows for the six months ended June 30, 2023 compared to the six months ended June 30, 2022 to agree with the amounts presented in your statements of cash flows.

Also revise the amount of net cash used in operating activities disclosed in the second sentence of the first risk factor on page 35 to agree with the amount presented in your statements of cash flows for the six months ended June 30, 2023.

Exhibits

5.   We note in your Form of Memorandum and Articles of Association of PubCo, to become effective upon consummation of the Business Combination, filed in Exhibit 3.2 and included as Annex C to the proxy statement/prospectus contains in Article 40 a forum selection provision that identifies the courts of the Island of Jersey as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

General

6.   We note your response to comment 26. In terms of complying with the criteria of Security Act Sections Compliance and Disclosure Interpretation 239.13, please address if votes will be solicited from shareholders of Crown who have not signed the agreements and would be ineligible to purchase in a private offering.

Please contact Sondra Snyder at 202-551-3332 or Robert Babula at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rebekah McCorvey